SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935



 SOUTHERN COMPANY SERVICES, INC.                    GULF POWER COMPANY
     64 Perimeter Center East                      500 Bayfront Parkway
      Atlanta, Georgia 30346                     Pensacola, Florida 32501

      ALABAMA POWER COMPANY                      MISSISSIPPI POWER COMPANY
      600 North 18th Street                           2992 West Beach
    Birmingham, Alabama 35291                   Gulfport, Mississippi 39501

      GEORGIA POWER COMPANY                        SAVANNAH ELECTRIC AND
    333 Piedmont Avenue, N.E.                          POWER COMPANY
      Atlanta, Georgia 30308                        600 Bay Street East
                                                  Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

    Tommy Chisholm, Secretary                  Warren E. Tate, Secretary and
 Southern Company Services, Inc.                         Treasurer
    270 Peachtree Street, N.W.                      Gulf Power Company
      Atlanta, Georgia 30303                       500 Bayfront Parkway
                                                 Pensacola, Florida 32501

  Art P. Beattie, Vice President,          Michael W. Southern, Vice President,
     Secretary and Treasurer                   Secretary, Treasurer and Chief
      Alabama Power Company                         Financial Officer
      600 North 18th Street                      Mississippi Power Company
    Birmingham, Alabama 35291                         2992 West Beach
                                                Gulfport, Mississippi 39501

 Judy M. Anderson, Vice President             Kirby R. Willis, Vice President,
     and Corporate Secretary              Treasurer and Chief Financial Officer
      Georgia Power Company                 Savannah Electric and Power Company
    333 Piedmont Avenue, N.E.                       600 Bay Street East
      Atlanta, Georgia 30308                      Savannah, Georgia 31401

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

       W.L. Westbrook                            John D. McLanahan, Esq.
  Financial Vice President                        Troutman Sanders LLP
    The Southern Company                        600 Peachtree Street, N.E.
 270 Peachtree Street, N.W.                           Suite 5200
   Atlanta, Georgia 30303                       Atlanta, Georgia 30308-2216




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Item 1.           Description of Proposed Transactions.
         Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") (collectively, the "Operating Companies") are wholly-owned subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Company Services, Inc. ("SCS") is a wholly-owned subsidiary service company of Southern. The Operating Companies and SCS are sometimes referred to herein collectively as the "Applicants."
         1.1 Background. The Applicants intend, and, to the extent jurisdictional under the Act, hereby request authority, to engage in a variety of electricity and energy commodity brokering and marketing transactions which are either a part of the integrated electric utility business of the Operating Companies, or closely related thereto (as hereinafter further described, the "Proposed Activities"). The Proposed Activities will generally enable the Operating Companies to compete more effectively for electricity purchases and sales, which will benefit consumers and investors alike.
         Southern and its subsidiaries (the "Southern System") have been an integrated electric public-utility system since 1947.1 Through the five Operating Companies, Southern provides retail electric service in substantially all of Georgia and Alabama, and
--------
1  See The Commonwealth & Southern Corporation, et al.,
Holding Co. Act Rel. No. 7615 (August 2, 1947).


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contiguous parts of Florida and Mississippi, and firm wholesale service to various municipalities and rural electric cooperatives within the territory served by the Operating Companies. The Operating Companies also buy and sell electricity at wholesale in transactions involving other investor-owned utilities that are members of the Southeastern Electric Reliability Council ("SERC"), as well as certain other interconnected utilities that are not a part of SERC.2
         Other Southern subsidiaries include Southern Electric
Generating Company, a generating subsidiary company of Alabama and Georgia; Mobile Energy Services Company, L.L.C., an indirect, wholly-owned, special purpose subsidiary of Southern which
provides steam, electricity and chemical recovery services to a large paper and pulp mill in Alabama; Southern Nuclear Operating
Company, which provides services to certain of the Operating
Companies' nuclear power plants; and several wholly-owned non-
utility subsidiaries, including Southern Electric International,
Inc. and The Southern Development and Investment Group, Inc.,
which engage in non-traditional power production activities, foreign utility ownership, energy management services, and new business research and development activities, among other
authorized or exempt activities.
--------
2 Certain Operating Companies are directly interconnected with Mississippi Power & Light Company, Louisiana Power & Light Company, and the Tennessee Valley Authority, none of which are members of SERC.

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         As indicated, the Operating Companies currently engage in a variety of wholesale electric sales transactions with other interconnected utilities located primarily in SERC. Most of these sales are provided on a "firm," or uninterruptible (in the absence of circumstances beyond the Operating Companies' control), basis, but the Operating Companies also provide non-firm capacity and energy as well. From time to time, the generating resources of the Operating Companies may be greater than needed to serve their respective retail customers and other committed wholesale purchasers. During such periods, SCS, as agent for the Operating Companies, attempts to market any generating surplus to other customers, both inside SERC and in adjoining areas. In addition, to satisfy the obligation of the Operating Companies to supply retail and wholesale customers on the most economic terms, SCS, as agent for the Operating Companies, aggressively seeks out the most economic sources of electricity in SERC and adjoining regions. These transactions, which frequently involve base load capacity purchases and sales, result in cost savings for the contracting parties due, in large measure, to lower relative fuel charges. In the course of this activity, SCS and the Operating Companies have developed extensive knowledge about the loads and resources of other utilities and other power suppliers throughout the region. SCS has devoted substantial resources and effort to develop a staff

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of professionals and software systems to manage a wide variety of resources and requirements across the region.3
         As the Southeastern regional power supply market evolves, it is apparent to SCS and the Operating Companies that there is a need for related services, which SCS is also equipped to provide.
These Proposed Activities are described below.
         The past 15 years have seen dramatic changes in the electric utility industry with an accelerating tendency towards deregulation in the name of enhanced competition, lower cost and better service. Today, traditional utilities must compete for new load (as well as to retain existing load) with a variety of legislatively or administratively created entities not known until recently: qualifying facilities, industrial self generators, independent power producers, exempt wholesale generators, and independent power marketers and brokers. In addition, recent energy policy initiatives are clearly intended to promote competition among traditional utilities themselves by requiring that they provide transmission access to competing buyers and sellers.4
--------
3 Under the standard service agreement between SCS and each of the Operating Companies, SCS provides bulk power supply services, in connection with which SCS assists the Operating
Companies in negotiating and administering power purchase contracts.
4  See "Promoting Wholesale Competition Through Open Access
Non-discriminatory Transmission Services by Public Utilities and
Recovery of Stranded Costs by Public Utilities and Transmitting
Utilities," Notice of Proposed Rulemaking and Supplemental Notice of Proposed Rulemaking, IV FERC Stats. & Regs. P. 32,514, 60 Fed.
Reg. 17,662 (April 7, 1995); Energy Policy Act of 1992, Pub. L.
No. 102-486, 106 Stat. 2776 (1992).

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         In 1994, the Commission itself took note of these trends in its
"Request for Comments on Modernization of the Regulation of Public-Utility Holding Companies" (Holding Co. Act Rel. No. 26153, dated November 2, 1994), which culminated in June 1995 with the presentation by the Division of Investment Management of a series of proposals and recommendations designed generally to reduce regulatory burdens on registered holding company systems in order to enable them to compete more effectively with other utilities and alternative energy suppliers in the increasingly competitive energy markets. Similarly, the Commission has recognized the changing nature and extent of services provided to electric customers in its analysis and resultant easing of the so-called "50% limitation" in connection with the proposed expanded activities of an energy management and consulting subsidiary of a registered holding company. See Eastern Utilities Associates, et al., Holding Co. Act Rel. No. 26232 (February 14, 1995) (noting "significant changes in the utility industry" since the applicants' original 1986 application and that energy management services, which are "closely related" to the core utility business, have become an important complement to the utility business).
         1.2 Proposed Activities. The two Proposed Activities consist of Brokering and Marketing services to be provided to customers other than the Operating Companies. Initially, the Applicants anticipate that such activities would be conducted primarily within the service territories of the member companies

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of SERC5 and adjoining interconnected utility systems.   The
Proposed Activities are described in more detail below.
         Brokering Activities.  As SCS seeks customers for off-system power sales and/or purchases of electricity to serve the
Operating Companies' needs, it often obtains information
concerning sources of supply that the Operating Companies cannot use or of a customer the Operating Companies cannot supply, whose respective supply and need match.  Such information is a
byproduct of SCS's day-to-day system-related activities and can give rise to an opportunity to earn a brokerage fee for bringing the two parties together (i.e., "Brokering").  As SCS would
neither buy nor sell power or energy in a Brokering transaction, there would be no price exposure or significant financial risk.
In addition, such activity is not regulated as the sale of power under the Federal Power Act or any state regulatory scheme, since
SCS itself is neither buying nor selling power or energy.
Brokering would be incidental to SCS's principal business of providing centralized administrative and management services to
Southern System companies.  SCS now seeks authority to engage in
Brokering to the extent that the Commission deems such activity to be an interest in another business under Sections 9 and 10 of the Act.
--------
5 The States which are included in whole or in part within SERC include, in addition to Georgia, Alabama, Florida and Mississippi, North and South Carolina, Virginia, Tennessee and Kentucky.

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         Brokering will be carried on by personnel employed by SCS who engage in the day-to-day power marketing/system supply activities on behalf of the Operating Companies. Revenues (chiefly fees and commissions) derived from Brokering will be credited entirely to reduce SCS's cost of operation, which will, in turn, reduce SCS's cost of service to the Operating Companies and Southern's other subsidiaries with resulting benefits to customers and investors.
         Marketing Activities. In certain instances, a prospective customer will have needs that the Operating Companies cannot fill, either in whole or in part, from system-owned resources; and Brokering, for any number of practical reasons, may not be a feasible alternative. Such a situation could arise, for example, if a prospective customer is not located within the franchised service territory of the Operating Companies and/or the supply of electricity needed to serve such customer is unavailable from system-owned resources. Nevertheless, SCS may still have the opportunity to serve this customer's requirements from third-party sources. Although it is expected that most such purchases and sales will be made within SERC, some sales and purchases may be made outside of such region.
         Where the source of electric supply to be sold arises within SERC, or has to travel through SERC to reach the ultimate buyer, it is likely to be commingled with power and energy derived from system-owned generating stations and/or to have passed over Southern System transmission lines by the time it reaches the

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customer. In fact, because the Operating Companies constitute a significant part of the overall SERC membership, it is likely that every segment of energy shipped into or out of the Southeast contains at the point of consumption some electrons generated at a Southern System generating plant and/or which have flowed over transmission facilities owned by an Operating Company. SCS's participation in such a transaction ("SERC Marketing") would accordingly constitute a part of the operations of Southern's integrated electric utility system.6
         In addition, circumstances may arise where SCS is unable to fulfill all of a customer's power needs from system-owned or controlled power resources, and would therefore need to contract with third party suppliers to supplement system-owned capabilities. In other instances, it is possible that none of the power and energy needed by SCS to serve a potential customer would be available from Southern System-owned generation facilities or would flow over Southern System transmission lines ("Non-SERC Marketing"). Under these circumstances, it may still be advantageous for SCS to contract with the prospective buyer and seller, as agent for one or more of the Operating Companies.7
--------
6 See Northeast Utilities Service Co., et al., Holding Co. Act Rel. No. 26359 (August 18, 1995). 7 It should be noted that Southern, through other non-utility subsidiaries, is currently engaged in (or authorized to engage in) the business of brokering and marketing electricity to unaffiliated third parties. However, under the terms of separate "Codes of Conduct" filed with the Federal Energy Regulatory Commission ("FERC"), one of which is applicable to SCS and the Operating Companies and the other to all of Southern's other subsidiaries, SCS and the Operating Companies are prohibited from, among other things, providing to any subsidiary of Southern (other than SCS or the Operating Companies) non-public information concerning the identity of an actual or potential wholesale customer, or the price or other terms under which they have sold or offered to sell power to any such wholesale customer. These Codes of Conduct were filed with FERC as a part of the market-based wholesale rate application of Southern Energy Marketing, Inc., an indirect wholly-owned subsidiary of Southern and an "exempt wholesale generator." See Southern Company Services, Inc., et al., 72 FERC P. 61,324 (1995), order on reh'g, 74 FERC P. 61,141 (1996). Because of the restriction on information sharing under the Codes of Conduct, if SCS and the Operating Companies were unable to exploit a wholesale power marketing opportunity involving third party buyers and sellers, which is known to them but not to Southern's other subsidiaries, the opportunity would effectively be lost entirely by the Southern System to other power suppliers.

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         Non-SERC Marketing activities would be beneficial to the Southern
System from a number of perspectives: the Southern System's presence in its principal wholesale market would be maintained or enhanced, customers' needs could be satisfied where the Operating Companies could not otherwise provide service, the wholesale power market in SERC and adjacent areas will become more competitive, SCS's personnel would gain and enhance needed market expertise, and profits would accrue to the benefit of the Southern System's investors and customers.
         Fuel-for-Electricity Swaps. In addition, under certain circumstances, it may be necessary or economically efficient to substitute other sources of energy for electricity generated by an Operating Company. For example, if electricity is being sold across a transmission interface and the interface becomes constrained such that an Operating Company is precluded from transmitting the power to the purchasing utility, the Operating

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Company may be able to transfer some of its fuel supply to the purchasing utility in order to allow the utility to generate a like amount of power itself. In this way, the Operating Company would be able to substitute one source of energy for another in a transaction that is equivalent to a sale of electricity. Similarly, if local environmental constraints preclude the Operating Company from generating a certain amount of electricity for a particular customer, and the customer is not subject to a similar constraint, the Operating Company may be able to transfer some of its fuel supply to the purchasing utility in order to allow the utility to generate a like amount of power itself in an environmentally acceptable manner. In addition, if the marginal cost of the Operating Company's generation were to make it uneconomic for the purchasing utility to buy a certain amount of power from that Operating Company, it may still be economic for that utility to purchase fuel from the Operating Company and generate the power itself. Once again, the Operating Company may be able to transfer some of its fuel supplies to the purchasing utility in order to allow the utility to generate economically a like amount of power itself.
         To the extent required, SCS and the Operating Companies request authority to engage in such fuel-for-electricity (or "tolling") activities. In no circumstances would such transactions involve inter-affiliate transfers of fuel supplies in violation of any applicable law or be disadvantageous to any franchise area customer.

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         Marketing and Brokering of other Energy Commodities. Finally, there may be instances in which the Applicants, in connection with the sale of electricity, may also be asked by a customer to serve as a single source supplier of gas, oil or coal, as well as of electricity. Large volume energy purchasers are increasingly seeking proposals for their total energy needs in order to reduce the costs associated with administering multiple contracts, as well as to coordinate purchases of various different energy commodities (whether owned by the Operating Companies or acquired from third parties) other than electricity. An electricity supplier who is unable or unwilling to serve the customer's other needs may be uncompetitive with other energy suppliers. The Applicants represent that they will not seek to broker or market other energy commodities to a customer except in conjunction with making an electricity sale.
         All Marketing activities, including the Marketing activities conducted wholly outside of SERC, and the fuel-for-electricity and fuel brokering and marketing activities described above, will be carried on by personnel employed by SCS who engage in the day-to-day power marketing and fuel procurement activities of the Southern System. SCS, in turn, will be acting as agent for the account of those Operating Companies as are directly related to the customer involved and will therefore have no beneficial interest in the revenues from Marketing. In all such cases the Operating Companies will be acting as principals and will take

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title to the power and energy which is the subject matter of the arrangement.8
         SCS personnel engaged in Marketing activities and Brokering activities will account for their time through the Southern System's regular time accounting system by charging to specific "activity codes" established for the affected Southern System companies. Overheads and ancillary expenses will be similarly charged. The Operating Companies may also, and they hereby seek permission (to the extent required) to, engage directly in Marketing activities for their own account, either individually or in cooperation with other Operating Companies with or without the assistance of SCS. Revenues from Marketing will be paid or credited entirely to the affected Operating Companies, with resulting benefits to consumers and investors.
         As indicated, the Applicants believe that many of the Proposed Activities described above, including, in particular, all SERC Marketing and fuel-for-electricity activities, constitute a part of the Operating Companies' integrated utility operations and therefore do not require separate approval by the Commission. To the extent the Commission does not deem the proposed Non-SERC Marketing activities or fuel brokering and marketing component of the Proposed Activities wherever conducted
--------
8 SCS envisions that every marketing opportunity, even those involving Non-SERC Marketing, can be associated with one or more of the Operating Companies. The appropriate Operating Company(ies) will therefore be credited with all revenues from and will bear all costs and risks associated with such transactions.

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to be the conduct of an integrated electric utility business, the Applicants herein request approval therefor as an acquisition of an interest in a non-utility business under Sections 9 and 10.
         1.3 Financial Matters. The Operating Companies have independent financial standing and do not anticipate needing financing support from Southern or independent sources of capital or financing to engage in the Proposed Activities. SCS will act solely as agent for the Operating Companies and assume no independent financial obligations in effecting the Proposed Activities. SCS will be fully indemnified by the Operating Companies for any claim or loss resulting from its involvement in the Proposed Activities.
         As to the risks to which the Operating Companies may be exposed in connection with any purchase or sales obligations, it is anticipated that in the ordinary course of business the Operating Companies would take appropriate steps to hedge risk through the purchase of options, puts, futures and other similar risk hedging measures. Further, the Operating Companies may offset price risk exposure under a purchase or sale contract by taking an opposite position to that purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk could also be limited through an appropriate mix of long-term and short-term contracts. SCS, as agent for the Operating Companies, would negotiate the terms of any such instruments and manage overall portfolio risk.

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         1.4 Other Matters. SCS will file a summary of its expenses and activities in engaging in the jurisdictional actions contemplated in this Application-Declaration (i) on a quarterly basis, within 60 days after the end of each calendar quarter, and (ii) on an annual basis as part of its Form U-13-60, within 120 days after the end of each calendar year. The Operating Companies will also file copies of such portions of their respective FERC Form 1 annual reports as indicate off-system marketing activities. Item 2. Fees, Commissions and Expenses.
         A statement of the fees, commissions and expenses estimated to be incurred in connection with the proposed transactions will be supplied by amendment.

Item 3.           Applicable Statutory Provisions.
         The Applicants consider that Sections 9(a) and 10 of the Act and Rules 23 and 54 thereunder may be applicable to the proposed Brokering activities by SCS and to the Non-SERC Marketing and fuel brokering and marketing component of the Proposed Activities, but do not consider that other transactions described herein require approval by the Commission.
         Rule 54 provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" or "foreign utility company," the Commission shall not consider the effect of the capitalization or earnings of any such "exempt wholesale generator" or "foreign utility company"

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which is a subsidiary of a registered holding company if the requirements of
Rule 53(a), (b) and (c) are satisfied. In this regard, the Applicants represent that each of the conditions of Rule 53(a) are met (and hence Rule 53(c) is inapplicable),9 and none of the circumstances described in Rule 53(b) has occurred.

Item 4.           Regulatory Approval.
         No other federal regulatory authority has jurisdiction over the proposed transactions. The approval of FERC is required as to rates and charges imposed in any wholesale electric power sales contracts or tariffs entered into in connection with the Marketing aspect of the Proposed Activities,10 and may be required with respect to other activities that would affect the rates and charges under existing wholesale electric power sales contracts or tariffs (such as fuel-for-electricity swaps described herein). The Applicants do not currently intend to act as retail sellers of power and energy outside their present service areas but may qualify to do business if required by the
--------
9 In a separate, pending, proceeding (File No. 70-8725), Southern is seeking relief which, if granted, would allow Southern to issue securities (including guaranties) in order to finance investments in "exempt wholesale generators" (as well as "foreign utility companies") in amounts which would exceed the limitation in Rule 53(a)(1). The Applicants' representation regarding compliance with Rule 54 is therefore expressly subject to the Commission's action in File No. 70-8725. 10 The Operating Companies, and SCS as agent for the Operating Companies, have filed a market-based rate power sales tariff with FERC in respect of proposed long-term and short-term wholesale electricity sales to unaffiliated entities. See FERC Docket No. ER 95-976-000.

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laws of any state where they carry on the Proposed Activities. No state regulatory commission or any other federal commission (other than the Commission) has jurisdiction over the Applicants' participation in the Proposed Activities. However, the public service commissions of Georgia, Alabama, Mississippi and Florida may regulate the accounting for any revenues derived by their jurisdictional utilities from the Proposed Activities.

Item 5.           Procedure.
                  The Applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.           Exhibits and Financial Statements.
                  (a)      Exhibits.

            Exhibit F        -        Opinion of Counsel (To be filed by
                                      amendment).

            Exhibit G        -        Form of Federal Register Notice.

                  (b)      Financial Statements.

                           (Not Applicable)

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Item 7.           Information as to Environmental Effects.
         In view of the nature of the proposed transactions as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  March 15, 1996    SOUTHERN COMPANY SERVICES, INC.


                          By:/s/Wayne Boston
                              Wayne Boston
                              Assistant Secretary


                          ALABAMA POWER COMPANY


                             By:/s/Wayne Boston
                              Wayne Boston
                              Assistant Secretary


                          GEORGIA POWER COMPANY


                             By:/s/Wayne Boston
                              Wayne Boston
                              Assistant Secretary

                       [Signatures Continued on Next Page]

                              GULF POWER COMPANY


                                 By:/s/Wayne Boston
                                  Wayne Boston
                                  Assistant Secretary


                              MISSISSIPPI POWER COMPANY


                                 By:/s/Wayne Boston
                                  Wayne Boston
                                  Assistant Secretary


                              SAVANNAH ELECTRIC AND POWER COMPANY


                                By:/s/Wayne Boston
                                  Wayne Boston
                                  Assistant Secretary




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